Exhibit 99.6

How to Ace Customer Service in an Omnichannel Era: NICE Global
Webinar Series to Share Best Practices from Industry’s Leading Experts

Hoboken, N.J., April 12, 2017 – NICE is helping organizations reinvent customer service during an upcoming webinar series that begins April 13. Open to participants across the globe, the webinars will focus on how to ace customer service in an omnichannel environment by focusing on improving efficiency and personalization.

Sessions will revolve around how analytics and automation solutions can be used to engage employees and customers in order to drive business value, both for large enterprises and small and mid-sized businesses. Leading industry experts, customers, and analysts from Saddletree Research, Ventana Research, and Frost & Sullivan will take center stage in these discussions.

Highlights of the webinar series include:

•	“Adoption of WFO Solutions within Public Clouds,” presented by Paul Stockford, Chief Analyst, Saddletree Research
•	“Rethinking Analytics: Boosting the Value of your Analytics Program,” presented by Richard Snow, VP & Research Director, Ventana Research
•	“Will Robots Take Over the Contact Center (Again)?” presented by Melanie Turek, Vice President, Research, Frost & Sullivan and Karen Inbar, Solutions Marketing Manager, NICE

The series runs from April 13 to June 28. For more information and to register for the webinars, click here.

About NICE
NICE is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256-5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.